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                                                                   EXHIBIT 20.1

                                  PRESS RELEASE

                                   TOPRO, INC.


                  TOPRO SIGNS AGREEMENT WITH R.W. BECK AND
             ANNOUNCES ADDITIONAL YEAR 2000 SOLUTION ENGAGEMENTS

January 29, 1998 - Englewood, CO - Topro Inc., d.b.a TAVA Technologies, Inc. (Nasdaq-TPRO), a leading provider of automation and information technology solutions to industry, today announced that it has signed an agreement with RW Beck to form a joint venture to address the market for year 2000 (Y2K) compliance in the process control and embedded system layer in the electric utility industry. This is an extension of TAVA's Plant Y2K One-TM- product and service offering already provided to general manufacturing and process industries.

The venture will operate under an exclusive license to apply TAVA's Plant Y2K One-TM- product to the electric utility industry and will modify the product to meet the particular requirements of the industry. Modifications will include extension of TAVA's compliance database to include process automation components commonly applied in power generation, transmission and distribution. Financial terms were not disclosed.

The venture already has secured engagements with CMS and PacifiCorp and has proposals outstanding to several other clients that are expected to close in the next 30 days. The venture presented, on January 28, as a designated solution provider, to a conference on the Y2K embedded system problem sponsored by Electric Power Research Institute (EPRI). More than 35 utilities will be represented at the conference. In February, the venture will be presenting on the same topic to the Western Power Producers Conference where another 20 utilities will be present.

RW Beck is a consulting engineering firm with 500 employees operating from 10 offices across the U.S. The firm specializes in providing engineering services to electric utilities, particularly in the area of risk assessment and planning. Beck's utility client list numbers more than 1000.

John Jenkins, CEO, said, "We know the utility industry is just now getting started on a major Y2K compliance task that presents significant opportunity. The resources, subject matter expertise, and client base that RW Beck brings to the Venture will accelerate significantly our success in this market."

He added, "We believe this venture model may have ready application to some other vertical markets outside the Company's immediate experience base, one that we are currently considering is that of Y2K embedded system compliance in hospitals and bio-medical systems."

Jenkins added as a general update on the Company's overall business activity:


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The Company's Y2K business continues to grow broadly.  The present client base stands at more than 30 with new additions including General Motors, Medeva Pharmaceuticals, Kraft Foods, TRW, Pillsbury, Occidental Petroleum, UNOCAL, Cargill, the U.S. Mint and others. The scope of these engagements ranges from early, single plant pilots to multi-plant programs. The Company expects the scope of these projects to grow, as is consistent with its experience with its existing Y2K client base.

The Company recently has completed the inventory and assessment phase of two multi-plant, multi-national engagements that are now expected to move quickly into the conversion planning and remediation stages. The Company has completed a proposal for the first of these that includes a total program estimate of more than $6,500,000.

The Company recently opened an office in Birmingham, Alabama with a staff of five senior system engineers, all with recent Y2K compliance program experience. The Company expects this office to grow significantly and quickly. The Birmingham operations have been chartered to lead the Company's Y2K compliance business in the automotive industry.

In addition to current engagements at General Motors, TAVA has several other initiatives directed at the automotive industry. As one example, the Company has just put a number of its personnel through a Y2K accreditation process managed by the Automotive Industry Action Group (AIAG). This accreditation process is designed by AIAG as part of an initiative to address the automotive industry supply chain Y2K compliance issues.

John Jenkins noted, "In general, awareness of, and action on the Y2K issue in the process control and embedded device layer is still generally lagging with some sectors now beginning to accelerate. The industrial press is now beginning to address the issue. TAVA recently has been interviewed on the topic, and is scheduled to address several Y2K industry forums in the next two months, including The Year 2000 Symposium Series and The Automation Technologies Forum."


CONTACTS:

Topro, Inc.                                    Pacific Consulting Group, Inc.
John Jenkins                                   Scott Liolios
(303) 771-9794                                 (714) 574-3860